June 12, 2006
VIA FACSIMILE AND EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Volcano Corporation Filed on Form S-1 Registration No. 333-132678
Dear Ladies and Gentlemen:
     In connection with the above-captioned Registration Statement, we wish to advise that between June 1, 2006 and the date hereof 11,419 copies of the Preliminary Prospectus dated June 1, 2006 were distributed to prospective underwriters, institutional investors, dealers and others.
     We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
     We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 pm (EST) on Wednesday, June 14, 2006 or as soon thereafter as practicable.

Very truly yours, J.P. Morgan Securities Inc. As Representative of the Prospective Underwriters
By:	/s/ Matthew McGrath
Vice President
J.P. Morgan Securities Inc.